[Silver Dragon Letterhead]

August 15, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549-7010

Attention:     Jason Wynn

Re:          Silver Dragon Resources, Inc.
                Form SB-2
                Filed January 29, 2007, as amended March 21, 2007 and July 20, 2007
                File No. 333-140295

Dear Mr. Wynn,

We have updated the Form SB-2 to include the unaudited interim financial statements for the six months ended June 30, 2007.

*****

If you have any questions regarding the above, please contact our counsel, Stephen M. Cohen, Esq. at Phone: (416) 642-5404/Fax:(416) 512-9992.

Very truly yours,

/s/ Marc Hazout
Marc Hazout
Chief Executive Officer